June 24, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

Re:	Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Medtronic, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended April 26, 2013, which was filed with the Securities and Exchange Commission on June 24, 2013.

Respectfully submitted,

Medtronic, Inc.

/s/ D. Cameron Findlay
D. Cameron Findlay Senior Vice President, General Counsel and Corporate Secretary